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SECURITIE   02018429   1ISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48648

RECEIVED FEB 2 8 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/01_____ AND ENDING _____12/31/01_____
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

A & M Securities, LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2475 Northwinds Parkway, Suite 200

(No. and Street)

Alpharetta,   Georgia   30004
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Hugh Albritton III   770-753-6166
                                                        (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

John A. Matthews, Jr., Certified Public Accountant, P.C.
(Name — if individual, state last, first, middle name)

4484 Covington Highway Suite 100-B   Decatur   Georgia   30035
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 1 5 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, _____Hugh Albritton III_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____A & M Securities, LLC_____, as of ____December 31,_____, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

President and CEO
_____
Title

_____
Notary Public

Notary Public, Fulton County, Georgia
My Commission Expires April 24, 2005

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A & M SECURITIES, LLC.
SEC I.D. NO 8-48648

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES FOR
PERIOD ENDED DECEMBER 31, 2001
AND OPINION OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANT AND
SUPPLEMENTAL REPORT ON
INTERNAL ACCOUNTING CONTROL

FILED IN ACCORDANCE WITH
RULE 17A-5(E)(3) AS A
PUBLIC DOCUMENT

A & M SECURITIES, LLC.

TABLE OF CONTENTS

JOHN **A. M**ATTHEWS, JR., CPA, P.C.

Certified Public Accountants

Covington Corners Office Park
4484 Covington Highway, Suite 100B
Decatur, Georgia 30035
Telephone: 404-284-4646
Facsimile: 404-284-3153



A & M Securities, LLC.
2475 Northwinds Parkway
Suite 200
Alpharetta, GA 30003-4805

Independent Auditor's Report

I have audited the statement of financial condition of A & M Securities, LLC., as of December 31, 2001 and the related statements of income, cash flows, and changes in shareholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on the audit.

I conducted the audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that this audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly in all material respects, the financial position of A & M Securities, LLC. as of December 31, 2001, and the results of its operations and cash flows for the period then ended in conformity with generally accepted accounting principles.

My audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I, II, and III is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. This information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

John A. Matthews, Jr.
Certified Public Accountant

February 21, 2002

Member
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
GEORGIA SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

A & M SECURITIES
STATEMENT OF FINANCIAL POSITION
DECEMBER 31, 2001

ASSETS

CURRENT ASSETS

Cash	$	97,769
Restricted Cash (Note 4)		75,000
Commissions Receivable		5,975
Interest Receivable		188
TOTAL CURRENT ASSETS		178,932

Building, Furniture and Fixtures (Note 6)

Furniture & Fixtures	25,523
Leasehold Improvements	22,293
Less Accumulated Depreciation	(19,089)
NET BUILDING, FURNITURE AND FIXTURES	28,727

OTHER ASSETS

Investment	6,500
TOTAL OTHER ASSETS	6,500

TOTAL ASSETS	$	214,159

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts Payable	$	7,093
TOTAL CURRENT LIABILITIES		7,093

STOCKHOLDERS' EQUITY

Preferred Stock	299,763
Additional Paid-In Capital	280,842
Retained Earnings	(373,538)
TOTAL STOCKHOLDERS' EQUITY	207,067

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	214,159

See accompanying notes

1

A & M SECURITIES, LLC.
STATEMENT OF INCOME
FOR YEAR ENDED DECEMBER 31, 2001

REVENUE		
Commissions	$	556,419
Interest Income		3,155
TOTAL REVENUE		559,574
EXPENSES		
Rent		27,262
Commissions		278,209
Telephone/Communication		1,955
Data Vendors		41,298
General and Administrative Expenses		24,273
Travel and Entertainment		23,306
Insurance		512
Consulting Services		6,500
Depreciation Expense (Note 6)		2,071
Clearing Charges		110,596
Accounting		3,000
Bank Charges		229
Courier Services		149
Office Supplies		2,019
Postage		444
Dues and Publications		3,070
TOTAL EXPENSES		524,893
NET INCOME (LOSS)	$	34,681

A & M SECURITIES, LLC.
STATEMENT OF CASH FLOWS
FOR YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	34,681
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	2,071
Deposit Increase	5,502
Interest Receivable Decrease	462
Commissions ReceivableDecrease	(22,277)
Accounts Payable Decrease	20,849
Investment Increase	-
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	41,288
Investment in Fixed Assets Increase	1,758
INCREASE IN CASH	43,046
CASH AND RESTRICTED CASH AT BEGINNING OF YEAR	135,886
CASH AND RESTRICTED CASH AT END OF YEAR	$ 178,932

	Preferred Stock	Additional Paid In Capital	Retained Earnings	Total Shareholder Equity
Balance at December 31, 2000	$ 299,763	$ 280,842	$ (408,219)	$ 172,386
Transfer: Adjust to Actual		-	-	
Activity for Period Ended December 31, 2001			34,681	34,681
Balance at December 31, 2001	$ 299,763	$ 280,842	$ (373,538)	$ 207,067

A & M SECURITIES, LLC.
Notes to Financial Statements
As of December 31, 2001

Note 1 – Nature of Ownership of Business
A & M Securities, LLC. is a minority owned, registered broker dealer under Section 15(b) of the Securities Exchange Act of 1934. The company was formed in August, 1995, as a Limited Liability Corporation operating under the laws of the State of Georgia. The firm was formed to provide prudent national and international financial services to major corporations and individuals.

The firm is a fully disclosed, introducing broker/dealer that clears all transactions with an outside clearing agency that carries all accounts, prepares, and maintains all books and records pertaining thereto pursuant to SEC Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker dealer. The firm operates pursuant to the $5,000 minimum net capital requirement of SEC Rule 15c3-1(a)(2). The firm also operates pursuant to the subparagraph (k)(2)(ii) exemption from the full provision of SEC Rule 15c3-3. The firm does not carry any inventories or receive or hold any customer funds or securities.

The firm was granted effective registration by the SEC in September, 1995. The firm was registered as a securities dealer by the State of Georgia in March, 1996. The firm was approved for membership by the NASD in June, 1996.

The officers of the firm are Hugh Albritton, III, CFA, CPA, who serves as President & Chief Executive Officer.

Note 2 – Significant Accounting Policies
Customer securities transactions are recorded on a trade date basis with related commission income and expenses recorded on a settlement date basis.

Note 3 – Cash
The firm maintains cash accounts in two banks in the Atlanta, Georgia area. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000 at each bank.

Note 4 – Restricted Cash
Restricted cash consists of a required deposit with a clearing broker.

Note 5 – Income Taxes
Income taxes are provided for the tax effects of transactions reported in the financial statements. The Company generated a net profit of $34,681 for the year ending December 31, 2001. The company operates as a limited liability company that is treated as a partnership for federal tax purposes. Therefore, no provision for income taxes were recorded.

Note 6 – Building. Furniture and Fixtures

Fixed assets are carried at cost. Maintenance and repairs are charged to expense, whereas additions and improvements are capitalized. Depreciation is provided over the estimated useful lives of the assets, (furniture & fixtures – 5 years, leasehold improvements – 5 years,). The depreciation expense for the year ended December 31, 2001 is $2,071 based on the straight line method.

Note 7 – Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities and Exchange Commission Act of 1934 that requires that aggregate indebtedness, as defined, not exceed 1500% of net capital, as defined. At December 31, 2001 the Company had net capital and aggregate indebtedness of $170,336 and $7,093 respectively. The ratio of aggregate indebtedness to net capital was 0.04 to 1.

A & M SECURITIES, LLC.
COMPUTATION OF NET CAPITAL FOR
BROKERS AND DEALERS
PURSUANT TO RULE 15C3-1
AS OF DECEMBER 31, 2001

Shareholder Equity	$	207,067
Less: Non allowable Assets		36,731
Net Capital		170,336
Minimum Net Capital Required (greater of $5,000 or 1/8 of aggregated indebtedness)		5,000
Net Capital in Excess of Requirement	$	165,336
Aggregated Indebtedness	$	7,093
Ratio of Aggregate Indebtedness to Net Capital		0.04 to 1

Reconciliation of Net Capital to FOCUS Report

Net Capital per unaudited FOCUS report of December 31, 2001	$	170,363
Adjustment per Audit		-
Adjusted Net Capital per audit report at December 31, 2001	$	170,363

A & M SECURITIES, LLC.
Computation for Determination of Reserve
Requirements for Brokers and Dealers
Pursuant to Rule 15c3-3
As of December 31, 2001

The Company qualifies for exemption under Rule 15c3-3(k)(2)(ii) from the Securities and Exchange Commission Customer Protection Rule (Rule 15c3-3). Accordingly, the supplemental schedule of Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 is not applicable.

A & M SECURITIES, LLC.
Information Relating to Possession or
Control Requirements for Brokers and Dealers
Pursuant to Rule 15c3-3
As of December 31, 2001

The Company qualifies for exemption under Rule 15c3-3(k)(2)(ii) from the Securities and Exchange Commission Customer Protection Rule (Rule 15c3-3). Accordingly, the supplemental schedule of Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 is not applicable.



JOHN A. MATTHEWS, JR., CPA, P.C.
Certified Public Accountants

Covington Corners Office Park
4484 Covington Highway, Suite 100B
Decatur, Georgia 30035
Telephone: 404-284-4646
Facsimile: 404-284-3153

A & M Securities, LLC.
2475 Northwinds Parkway
Suite 200
Alpharetta, GA 30004-4805

Gentlemen:

I have audited the financial statements of A & M Securities, LLC. (the "Company") for the period ended December 31, 2001, and have issued a report thereon dated February 20, 2001. As part of the audit, I made a study and evaluation of the Company's system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of the study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

I also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregated indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. No facts came to my attention indicating that the exemption conditions had not been in compliance. I did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts and verifications, and recording of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 or Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures can be expected to achieve the Commission's objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the above paragraph.

Because of inherent limitation in any internal accounting control procedures or the practices and procedures referred to above, errors and irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that

Member
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
GEORGIA SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level, the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be material weakness as defined above.

I understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, and any other regulatory agencies which rely on Rule 17a-5(g) under the Securities Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose

Sincerely,

John A. Matthews, Jr.
Certified Public Accountant



JOHN A. MATTHEWS, JR., CPA, P.C.

CERTIFIED PUBLIC ACCOUNTANTS



RECEIVED
FEB 2 8 2002

A & M SECURITIES, LLC.
SEC I.D. NO 8-48648

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES FOR
PERIOD ENDED DECEMBER 31, 2001
AND OPINION OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANT AND
SUPPLEMENTAL REPORT ON
INTERNAL ACCOUNTING CONTROL

FILED IN ACCORDANCE WITH
RULE 17A-5(E)(3) AS A
PUBLIC DOCUMENT

Covington Corners Office Park
4484 Covington Highway, Suite 100B